Date: August 29, 2011	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Crosshair Exploration & Mining Corp

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23-09-2011
Record Date for Voting (if applicable) :	23-09-2011
Beneficial Ownership Determination Date :	23-09-2011
Meeting Date :	28-10-2011
Meeting Location (if available) :	1140 West Pender Street, Suite 1240 Vancouver, B.C.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22763R408	CA22763R4089

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Crosshair Exploration & Mining Corp